53rd at Third
885 Third Avenue
New York, New York 10022-4834 Tel: +1.212.906.1200 Fax: +1.212.751.4864 www.lw.com

FIRM / AFFILIATE OFFICES

	Beijing	Moscow
	Boston	Munich
	Brussels	New York
February 22, 2021	Century City	Orange County
	Chicago	Paris
	Dubai	Riyadh
	Düsseldorf	San Diego
VIA EDGAR AND FEDEX DELIVERY	Frankfurt	San Francisco
	Hamburg	Seoul
	Hong Kong	Shanghai
United States Securities and Exchange Commission	Houston	Silicon Valley
Division of Corporation Finance	London	Singapore
100 F Street, N.E.	Los Angeles	Tokyo
Washington, D.C. 20549-6010	Madrid	Washington, D.C.
Milan

Attention:	Tonya K. Aldave

John Dana Brown

Re:	Oscar Health, Inc.

Registration Statement on Form S-1

Filed on February 5, 2021

CIK No. 0001568651

Ladies and Gentlemen:

On behalf of Oscar Health, Inc., formerly known as Mulberry Health Inc. (the “Company”), we are hereby filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 to the Registration Statement (the “Registration Statement”) on Form S-1 (“Amendment No. 1”). The Company previously filed the Registration Statement on February 5, 2021. Amendment No. 1 has been revised to reflect the Company’s responses to the comment letter to the Registration Statement received on February 18, 2021 from the staff of the Commission (the “Staff”).

For ease of review, we have set forth below each of the numbered comments of your letter in bold type, followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement and all references to page numbers in such responses are to page numbers in the Registration Statement.

Registration Statement on Form S-1

Capitalization, page 65

1.	We note that your pro forma and pro forma as adjusted disclosures contemplate transactions where some shareholders appear to gain rights while others lose rights. In this regard, we note:

•	from page 13 and elsewhere that:

•

Thrive Capital will effectively gain 19 votes per share on its preferred stock which was previously convertible into Series A common stock with one vote per share that will now effectively convert into Class B common stock with 20 votes per share;

February 22, 2021

•

the Co-Founders will similarly gain 19 votes per share on all preferred stock and exiting Series A common stock as they too will receive Class B common stock with 20 votes per share instead of Series A common stock at one vote per share;

•	the Co-Founders will effectively gain 10 votes per share on all Series B common stock which previously had 10 votes per shares when they receive Class B common stock with 20 votes per share; and

•

Series B common stockholders, other than the Co-Founders, will effectively lose nine votes per share when their 10-vote per share Series B common stock is converted into one-vote per share Class A common stock; and

•	from page 147 that Mario Schlosser will have options exercisable for 20-vote per share Class B common stock that apparently were previously exercisable for one-vote per share Series A common stock.

Please tell us how you plan to account for these apparent changes in rights and how you will reflect them in your pro forma and pro forma as adjusted presentation. Reference for us the authoritative literature you rely upon to support your anticipated accounting.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that, consistent with the treatment of Series B common stock in the pre-initial public offering certificate of incorporation (the “Pre-IPO Charter”), the certificate of incorporation to be in effect on or around consummation of the initial public offering (the “IPO Charter”) provides that, subject to certain exceptions for permitted holders, the Class B common stock automatically converts to Class A common stock upon a transfer of shares of Class B common stock, including upon a sale. Because the holders of Class B common stock cannot convey their super voting rights upon a transfer of such stock, subject to certain exceptions for permitted holders, the value of such stock is equivalent to the value of the Class A common stock. Similarly, in the Pre-IPO Charter, subject to certain exceptions for permitted holders, the Series B common stock with 10 votes per share automatically converts to Series A common stock with 1 vote per share upon a transfer. The shares should not materially increase in economic value due to the change in voting rights from the transition from the Pre-IPO Charter to the IPO Charter because (i) all high vote shares convert to shares with 1 vote per share upon a transfer and in any event, the high voting rights granted in the IPO charter terminate 7 years from the date of the initial public offering, (ii) Thrive Capital had material voting control prior to the offering and will continue to have such control after the offering and (iii) relative to Thrive Capital, Mario Schlosser’s voting power does not materially change his ability to exercise control within the Company. Therefore, the Company believes the change in voting rights will not impact the Company’s pro forma and pro forma as adjusted presentation. To the extent that there were material value to these changes, the Company would follow ASC 718 consistent with other equity modification arrangements.

Notes to Consolidated Financial Statements

Note 6: Fair Value, page F-23

2.

From the warrant liability rollforward on page F-24 and the disclosure regarding your Series A11 preferred stock call options on pages F-29 and II-3, it appears that the fair value of these options was about $1.09 per share at issuance in May and June 2020 and about $1.00 per share at exercise in November and December 2020. During this time, we note that

February 22, 2021

your Series A11 preferred stock was issued at $6.01898 per share in May and June 2020 and that your Series A12 preferred stock was issued for $9.69438 per share in December 2020. Please tell us why the value of your Series A11 preferred stock call options declined from May/June 2020 to November/December 2020 when it appears that the underlying preferred stock appreciated considerably during this time.

In your response, specifically tell us:

•	whether there are any significant differences in the preferences underlying your Series A11 and Series A12 preferred stock;

•	the date when the issuance of Series A12 preferred stock was first contemplated;

•	the date when pricing negotiations in the Series A12 preferred stock issuance began;

•	who lead the pricing negotiations for the Series A12 investors and any previous relationship to you;

•	the preliminary issuance price of the Series A12 stock when negotiations began;

•	the date when the Series A12 issuance was agreed; and

•	the date(s) when the Series A12 call options were exercised.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff of the following:

•

with respect to whether there are any significant differences in the preferences underlying the Company’s series A11 preferred stock and series A12 preferred stock, the series A11 preferred stock has a liquidation preference of $6.02 per share, which is the original issue price, and the series A12 has a liquidation preference of $9.69 per share, which is the original issue price;

February 22, 2021

•	the issuance of series A12 preferred stock was first contemplated on November 23, 2020;

•	the date when pricing negotiations in the series A12 preferred stock began was November 27, 2020;

•	funds affiliated with Tiger Global Management, LLC led the series A12 preferred stock financing and they had no previous relationship to the Company;

•	the preliminary issuance price of the series A12 preferred stock when negotiations for that financing began was $9.69 per share;

•	the series A12 preferred stock issuance closed on December 17, 2020 and the series A11 preferred stock issuance closed on June 26, 2020; and

•	the series A11 preferred stock call options, as there were no series A12 preferred stock call options, were exercised between November 24, 2020 and December 21, 2020.

The Company further respectfully advises the Staff, as described in the bulleted responses above, that the series A11 preferred stock instruments and the series A12 preferred stock instruments have different rights and preferences resulting in different values, specifically the significant difference in liquidation preference of $6.02 for the series A11 preferred stock and $9.69 for series A12 preferred stock. The Company’s third-party valuation report, issued by independent valuation experts and applicable during the period of the option exercises, was completed on December 5, 2020, with an effective date of November 30, 2020. This valuation report reflected the expectation that Oscar would issue series A12 preferred stock on the same terms that it ultimately did issue such stock. Using an option pricing method, the report imputed a value of $7.02 per share for the series A11 preferred stock, which was less than the value imputed to the series A12 preferred stock.

The series A11 preferred stock call options were issued at a strike price of $6.02 per share at the time of issuance, which was equal to the fair market value of the series A11 preferred stock. The Company used a Black Scholes model to value these call options, which included key inputs of term, risk free rate, volatility and strike price. As a result, the fair market value of the call option was $1.09 per option. Because the options were issued “at the money,” the non-intrinsic inputs significantly impacted the value of the call options at issuance and included an expected term ending on March 1, 2021.

Given the short term nature of the remaining expected term at exercise, the non-intrinsic value of the call options were immaterial and the Company used the exercise value in determining cumulative warrant expense which resulted in the fair value of $1.00. The specific calculation was derived from the value of the series A11 preferred stock (determined to be $7.02 per share) less the exercise cost (which was $6.02 per share).

February 22, 2021

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (212) 906-1761 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Keith L. Halverstam
Keith L. Halverstam of LATHAM & WATKINS LLP

cc:	(via email)

Mario Schlosser, Chief Executive Officer, Oscar Health, Inc.

Siddhartha Sankaran, Chief Financial Officer, Oscar Health, Inc.

Bruce L. Gottlieb, Esq., Special Counsel, Oscar Health, Inc.

Harold Greenberg, Esq., General Counsel, Oscar Health, Inc.

Peter N. Handrinos, Esq., Latham & Watkins LLP

Joseph C. Theis, Jr., Esq., Goodwin Procter LLP

Paul R. Rosie, Esq., Goodwin Procter LLP